                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __)(*)


                         Simplex Medical Systems, Inc.
                         -----------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)


                        -------------------------------
                                 (CUSIP Number)


                                  Roger Taft
                          1900 Glades Road, Suite 240
                          Boca Raton, Florida  33431
                                (561) 416-7377
                       --------------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                 March 5, 1997
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.                                                    PAGE 2 OF 17 PAGES
---------                                                    ------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

        Roger Taft
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS(*)

        PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                323,500
  NUMBER OF             --------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY                    0
  OWNED BY              --------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
REPORTING PERSON                323,500
    WITH                --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        323,500
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES(*)                                                       [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON(*)

        IN
--------------------------------------------------------------------------------

                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.                                                    PAGE 3 OF 17 PAGES
---------                                                    ------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

        Stuart Taft
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS(*)

        PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     416,500
   SHARES               --------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
    EACH                        0
 REPORTING              --------------------------------------------------------
  PERSON                 9      SOLE DISPOSITIVE POWER
   WITH
                                416,500
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        416,500
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES(*)                                                       [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON(*)

        IN
--------------------------------------------------------------------------------

                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.                                                    PAGE 4 OF 17 PAGES
---------                                                    ------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

        Jason Taft
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS(*)

        PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

  NUMBER OF                      100,000
   SHARES               --------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER
  OWNED BY
    EACH                         0
REPORTING PERSON        --------------------------------------------------------
    WITH                 9       SOLE DISPOSITIVE POWER

                                 100,000
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        100,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES(*)                                                       [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.33%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON(*)

        IN
--------------------------------------------------------------------------------

                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.                                                    PAGE 5 OF 17 PAGES
---------                                                    ------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

        Joel Marcus
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS(*)

        PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     220,000
    SHARES              --------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
    EACH                        0
REPORTING PERSON        --------------------------------------------------------
    WITH                 9      SOLE DISPOSITIVE POWER

                                220,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        220,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES(*)                                                       [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON(*)

        IN
--------------------------------------------------------------------------------

                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.                                                    PAGE 6 OF 17 PAGES
---------                                                    ------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

        Larry Marcus
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS(*)

        PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     240,000
    SHARES              --------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
    EACH                        0
REPORTING PERSON        --------------------------------------------------------
    WITH                 9      SOLE DISPOSITIVE POWER

                                240,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES(*)                                                       [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON(*)

        IN
--------------------------------------------------------------------------------

                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 7 OF 17 PAGES

ITEM 1.   SECURITY AND ISSUER.
          --------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Simplex Medical Systems, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 430 Ansin Boulevard, Suite G, Hallandale, Florida 33009.

ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

          (a)(b) This Statement on Schedule 13D is being filed on behalf of Roger Taft, 1900 Glades Road, Suite 240, Boca Raton, Florida 33431; Stuart Taft, 37 Franklin Street, Westport, Connecticut 06880; Jason Taft, 111 Drummlin Road, Westport, Connecticut 06880; Joel Marcus, 430 Southeast 7th Avenue, Pompano Beach, Florida 33060; and Larry Marcus, 676 West Prospect Road, Fort Lauderdale, Florida, 33309.

          (c) Mr. Roger Taft is a principal of Summit Marketing & Public Relations, Inc. ("Summit"), a financial public relations firm. Mr. Stuart Taft is a principal of Summit, and Mr. Jason Taft is a principal of Summit. Mr. Joel Marcus is a certified public account, and Mr. Larry Marcus is an insurance broker.

          (d) During the last five years, neither Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, Mr. Joel Marcus nor Mr. Larry Marcus have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, Mr. Joel Marcus nor Mr. Larry Marcus was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, Mr. Joel Marcus and Mr. Larry Marcus are all citizens of the United States.

                                                              PAGE 8 OF 17 PAGES

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------


     Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, Mr. Joel Marcus and Mr. Larry Marcus purchased Shares of Common Stock of the Issuer utilizing each of their respective personal funds. The Shares were acquired by Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, Mr. Joel Marcus and Mr. Larry Marcus for investment purposes. Each of the aforesaid individuals may, independently, and without consultation with any of the other aforesaid individuals, seek to acquire additional Shares, seek to dispose of such Shares in open market or privately negotiated transactions, or may continue to hold such Shares as an investment, depending upon the then current financial and business conditions of the Issuer, general market and economic conditions, the then state of the economy, and also depending upon each individual's current financial situation.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

     None of the aforesaid individuals acquired any Shares with reference to any plans or proposals which they individually might have and which relate to or would result in (a) the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, except as otherwise previously announced by the Issuer before the date of the acquisition of the Shares; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of terms of Directors or to fill any existing vacancies on the Board of Directors of the Issuer, except in connection with the afore-described merger, as previously announced by the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, except as otherwise publicly disclosed by the Issuer in connection with the afore-described merger; (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any persons; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

     (a) (b) Mr. Roger Taft may be deemed to beneficially own 323,500 Shares of the Issuer's Common Stock, or approximately 4.3% of the total outstanding Shares of the Issuer's Common Stock. Mr. Roger Taft may be deemed to have sole voting and dispositive power with respect to these Shares. Such Shares do not include any Shares owned by Mr. Stuart Taft, Mr. Jason Taft, Mr. Joel Marcus, and Mr. Larry Marcus, all of which Shares that are beneficially owned by such persons, Mr. Roger Taft disclaims beneficial ownership with respect thereto. Mr. Stuart Taft and Mr. Jason Taft are the adult sons of Mr. Roger Taft.

                                                              PAGE 9 OF 17 PAGES

     Mr. Stuart Taft may be deemed to beneficially own 416,500 Shares of the Issuer's Common Stock, or approximately 5.6% of the total outstanding Shares of the Issuer's Common Stock. Mr. Stuart Taft may be deemed to have sole voting and dispositive power with respect to these Shares. Such Shares do not include any Shares owned by Mr. Roger Taft, Mr. Jason Taft, Mr. Joel Marcus, and Mr. Larry Marcus, all of which Shares that are beneficially owned by such persons, Mr. Stuart Taft disclaims beneficial ownership with respect thereto. Mr. Stuart Taft is the brother of Mr. Jason Taft and the adult son of Mr. Roger Taft.

     Mr. Jason Taft may be deemed to beneficially own 100,000 Shares of the Issuer's Common Stock, or approximately 1.33% of the total outstanding Shares of the Issuer's Common Stock. Mr. Jason Taft may be deemed to have sole voting and dispositive power with respect to these Shares. Such Shares do not include any Shares owned by Mr. Stuart Taft, Mr. Roger Taft, Mr. Joel Marcus, and Mr. Larry Marcus, all of which Shares that are beneficially owned by such persons, Mr. Jason Taft disclaims beneficial ownership with respect thereto. Mr. Jason Taft is the brother of Mr. Stuart Taft and the adult son of Mr. Roger Taft.

     Mr. Joel Marcus may be deemed to beneficially own 220,000 Shares of the Issuer's Common Stock, or approximately 2.9% of the total outstanding Shares of the Issuer's Common Stock. Mr. Joel Marcus may be deemed to have sole voting and dispositive power with respect to these Shares. Such Shares do not include any Shares owned by Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, and Mr. Larry Marcus, all of which Shares that are beneficially owned by such persons, Mr. Joel Marcus disclaims beneficial ownership with respect thereto. Mr. Joel Marcus is the father of Mr. Larry Marcus.

     Mr. Larry Marcus may be deemed to beneficially own 240,000 Shares of the Issuer's Common Stock, or approximately 3.2% of the total outstanding Shares of the Issuer's Common Stock. Mr. Larry Marcus may be deemed to have sole voting and dispositive power with respect to these Shares. Such Shares do not include any Shares owned by Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, and Mr. Joel Marcus, all of which Shares that are beneficially owned by such persons, Mr. Larry Marcus disclaims beneficial ownership with respect thereto. Mr. Larry Marcus is the adult son of Mr. Joel Marcus.

     Mr. Roger Taft, Mr. Stuart Taft, Mr. Jason Taft, Mr. Joel Marcus, and Mr. Larry Marcus all disclaim the existence of any group organized for the purpose of acquiring, holding, voting or disposing of any Shares of the Issuer's Common Stock.

     (c)  All transactions in the class of Shares being reported on this
Schedule 13D during the preceding 60 days are described on Exhibit A, attached hereto and incorporated herein by reference.

     (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, such Shares owned beneficially by the afore-described reporting persons.

     (e)  Not applicable.

                                                             PAGE 10 OF 17 PAGES



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

     There are no contracts, arrangements or relationships between any of the reporting persons and/or the Issuer or between such reporting persons relating to the securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Prior Transactions Effectuated by Roger Taft, Stuart Taft, Jason Taft, Joel Marcus, and Larry Marcus With Respect to Transactions in the Securities of the Issuer During the Preceding 60 Days.

     Exhibit B - Joint Filing Statement By and Among Roger Taft, Stuart Taft, Jason Taft, Joel Marcus, and Larry Marcus.

                                                             PAGE 11 OF 17 PAGES


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:
        ------------------------        ------------------------
                                        Roger Taft

                                                             PAGE 12 OF 17 PAGES


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:
        ------------------------        ------------------------
                                        Stuart Taft

                                                             PAGE 13 OF 17 PAGES


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:
        ------------------------        ------------------------
                                        Jason Taft

                                                             PAGE 14 OF 17 PAGES


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:
        ------------------------        ------------------------
                                        Joel Marcus

                                                             PAGE 15 OF 17 PAGES


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:
        ------------------------        ------------------------
                                        Larry Marcus

                                                             PAGE 16 OF 17 PAGES



                                   EXHIBIT A

        Prior Transactions Effectuated by Roger Taft, Stuart Taft, Jason Taft, Joel Marcus, and Larry Marcus With Respect to Transactions in the Securities of the Issuer During the Preceding 60 Days.



                      REPORTING          SHARES
DATE                   PERSON      ACQUIRED(SOLD)(1)    PRICE PER SHARE
-----------------------------------------------------------------------
February 21, 1997    Stuart Taft              450,000           $.03125
-----------------------------------------------------------------------
February 21, 1997    Joel Marcus              250,000           $.03125
-----------------------------------------------------------------------
February 21, 1997    Larry Marcus             250,000           $.03125
-----------------------------------------------------------------------
February 21, 1997    Jason Taft               100,000           $.03125
-----------------------------------------------------------------------
February 21, 1997    Roger Taft               150,000           $.03125
-----------------------------------------------------------------------
February 28, 1997    Roger Taft                38,000           $   .26
-----------------------------------------------------------------------
February 28, 1997    Roger Taft                30,000           $   .28
-----------------------------------------------------------------------
February 28, 1997    Roger Taft               103,000           $  .225
-----------------------------------------------------------------------
February 28, 1997    Roger Taft                30,000           $   .28
-----------------------------------------------------------------------
March 3, 1997        Stuart Taft        27,500 (sold)           $  2.00
-----------------------------------------------------------------------
March 3, 1997        Stuart Taft             6,000(2)            N/A(2)
-----------------------------------------------------------------------
March 3, 1997        Roger Taft             25,000(3)           $  2.00
-----------------------------------------------------------------------
March 3, 1997        Roger Taft              1,500(2)            N/A(2)
-----------------------------------------------------------------------


------------------------
(1) Unless otherwise indicated, all transactions represent open market transactions effectuated by the afore-described individuals.
(2)  Represents shares gifted by the reporting person.
(3) Represents shares transferred by the reporting person in a private transaction.

                                                             PAGE 17 OF 17 PAGES



                                   EXHIBIT B

                             JOINT FILING STATEMENT

        Reference is hereby made to a report on Schedule 13D being filed on or about the date hereof with respect to the undersigned's ownership of Shares of Common Stock of Simplex Medical Systems, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This Agreement may be executed in one or more counterparts, each of which will be an original, but all which will constitute one and the same instrument dated May ____, 1997.


                        --------------------------------------------
                        Roger Taft


                        --------------------------------------------
                        Stuart Taft


                        --------------------------------------------
                        Jason Taft


                        --------------------------------------------
                        Joel Marcus


                        --------------------------------------------
                        Larry Marcus